UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                               (Amendment No. _)*

                               Banta Corporation.
--------------------------------------------------------------------------------
                                (Name of Issuer)
--------------------------------------------------------------------------------

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    066821109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Jeffrey Ruiz
                                Deutsche Bank AG
                        c/o Deutsche Bank Securities Inc.
                                 60 Wall Street
                               New York, NY 10005
                                 (212) 250-3667

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)



                                November 6, 2006

             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 066821109
------=====---------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Deutsche Bank AG
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                        WC
       (See Item 3)
----- --------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Deutsche Bank AG is organized under the laws of the Federal Republic of Germany.
----- --------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            2,176,711
                      ----------------------------------------------------------
NUMBER OF             8     SHARED VOTING POWER
SHARES
BENEFICIALLY                17,400
OWNED BY              ----------------------------------------------------------
EACH                  9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                      2,176,711
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            17,400
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,194,111
--------------------------------------------------------------------------------
12
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      BK
--------------------------------------------------------------------------------

Cusip No. 066821109
---------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Deutsche Bank Securities Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                        WC
       (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                            0
                      ----------------------------------------------------------
NUMBER OF             8     SHARED VOTING POWER
SHARES
BENEFICIALLY                17,400
OWNED BY              ----------------------------------------------------------
EACH                  9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                      0
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            17,400
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      17,400
--------------------------------------------------------------------------------
12
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      BD
--------------------------------------------------------------------------------

Item 1.   Security and Issuer

        This statement on Schedule 13D (this "Statement") relates to shares of common stock, par value $0.01 per share (the "Shares"), of Banta Corporation (the "Issuer"). The Issuer has its principal executive offices at 225 Main Street, Menasha, Wisconsin 54952.

Item 2.   Identity and Background

(a) This Statement is being filed by Deutsche Bank Securities Inc. ("DBSI") and Deutsche Bank AG ("Deutsche Bank", together with DBSI, the "Reporting Persons" and each, a "Reporting Person"). A joint filing agreement has been filed as Exhibit 1 to this Statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        DBSI is a corporation organized under the laws of Delaware, and is a wholly-owned subsidiary of DB US Financial Markets Holding Corporation ("DBUSFM"). DBUSFM is a wholly-owned subsidiary of Deutsche Bank Americas Holding Corporation, a wholly-owned subsidiary of Taunus Corporation, which in turn is a wholly-owned subsidiary of Deutsche Bank. Deutsche Bank is organized under the laws of the Federal Republic of Germany. The securities acquired by Deutsche Bank covered by this Statement were acquired through the London Branch of Deutsche Bank, which is licensed by the United Kingdom banking authority.

(b) The address of the principal place of business of Deutsche Bank is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany. The address of the principal office of DBSI is 60 Wall Street, New York, New York 10005.

(c) and (f)     The principal business of the Reporting Persons and the name, business address, principal occupation or employment and citizenship of each of the executive officers, directors, controlling persons and trustees, as applicable of each of the Reporting Persons and each corporation and other person ultimately in control of the Reporting Persons are set forth on Schedule 1 to this Statement which is incorporated herein.

        Set forth on Schedule 1 to this Statement, and incorporated herein by reference, is a list of the executive officers and directors of each of Deutsche Bank and DBSI that contain the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name and business address of each corporation or organization in which each such employment is conducted; and (iv) citizenship.

(d) and (e)     During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named on
Schedule 1 to this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

        The source of the funds for the purchase of the Shares was working capital of the Reporting Persons.

Item 4.    Purpose of Transaction

        All of the Shares reported herein as having been acquired or disposed of were from the accounts of Deutsche Bank AG, London Branch and Deutsche Bank Securities Inc. and were acquired or disposed of as part of their proprietary trading activities or in order to hedge their exposure to certain derivative contracts entered into with their clients.

        Each of the Reporting Persons qualifies as an institution that may file securities ownership reports required by the Securities Exchange Act of 1934 on Schedule 13G. The Issuer entered into an Agreement and Plan of Merger, dated as of October 31 2006, by and between the Issuer and RR Donnelley & Sons Co. Subsequent to the announcement of the merger, the Reporting Persons acquired Shares held in an arbitrage account.

        As a result, the Reporting Persons may be deemed to have purchased the Shares with purpose, or with the effect of changing or influencing control of the Issuer, in connection with the proposed merger.

        The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer or derivatives or other instruments related thereto, to dispose of, or cause to be disposed, such securities, derivatives or other instruments at any time and to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.    Interest in Securities of the Issuer

(a) and (b)     According to information filed by the Issuer with the Securities and Exchange Commission in its Form 10-Q for the quarter ended September 30, 2006, the number of Shares outstanding was 24,504,000 as of November 7, 2006. Deutsche Bank, as the parent of Deutsche Bank Securities Inc., may be deemed the beneficial owner of 2,194,711 Shares (approximately 8.9% of the total number of Shares outstanding).

Deutsche Bank AG,~London Branch                                       2,151,711
Deutsche Bank AG,~London Branch (arbitrage)                              25,000
Deutsche Bank Securities Inc.                                            17,400

(c) Transactions by the Reporting Persons in the Shares effected during the past sixty days are set forth in Schedule 2 to this Schedule 13D, which is incorporated by reference herein. The transactions set forth in Schedule 2 to this Statement were effected on the New York Stock Exchange and/or the OTC market.

(d)     Not applicable.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

        From time to time, the Reporting Persons may lend, pledge or enter into repurchase transactions relating to portfolio securities, including the Shares, to and with brokers, banks or other financial institutions. From time to time, to the extent permitted by applicable laws, the Reporting Person may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

        Except as set forth above, the Reporting Persons does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits

        Attached as Exhibit 1 to this Statement is the Joint Filing Agreement dated November 21, 2006, between Deutsche Bank AG and Deutsche Bank Securities Inc.

                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated as of November 22, 2006





                                         DEUTSCHE BANK AG

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Vice President


                                         DEUTSCHE BANK AG

                                         By: /s/ Pasquale Antolino
                                             --------------------------
                                             Name:  Pasquale Antolino
                                             Title: Assistant Vice President


                                         DEUTSCHE BANK SECURITIES INC.

                                         By: /s/ Margaret Adams
                                             --------------------------
                                             Name:  Margaret Adams
                                             Title: Director


                                         DEUTSCHE BANK SECURITIES INC.

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Vice President

                                   Schedule 1

       Executive Officers, Directors, Controlling Persons and Trustees of Deutsche Bank AG and each Person Ultimately in Control of Deutsche Bank AG


        Deutsche Bank AG is organized under the laws of the Federal Republic of Germany. The principal business of Deutsche Bank AG is the provision of financial and related services. Deutsche Bank AG is the largest banking institution in the Federal Republic of Germany and is the parent company of a group consisting of banks, capital market and fund management companies, mortgage banks and property finance companies, installment financing and leasing companies, insurance companies, research and consultancy companies and other companies. Deutsche Bank AG is organized under the laws of the Federal Republic of Germany, and the address of its principal place of business is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany.

--------------------------------------------------------------------------------
Name                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYEMENT
                             BUSINESS ADDRESS
                             CITIZENSHIP
--------------------------------------------------------------------------------
Dr. Josef Ackermann          Chairman of the Group Executive Committee and
                             Member of the Board of Managing Directors,
                             Deutsche Bank AG

                             Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt
                             The Federal Republic of Germany

                             Citizenship:  Swiss
--------------------------------------------------------------------------------
Dr. Tessen von Heydebreck    Member of the Board of Managing Directors,
                             Deutsche Bank AG

                             Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt
                             The Federal Republic of Germany

                             Citizenship:  German
--------------------------------------------------------------------------------
Dr. Hermann-Josef Lamberti   Member of the Board of Managing Directors,
                             Deutsche Bank AG

                             Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt
                             The Federal Republic of Germany

                             Citizenship:  German
---------------------------- ---------------------------------------------------
Dr. Clemens Borsig           Member of the Board of Managing Directors,
                             Deutsche Bank AG

                             Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt
                             The Federal Republic of Germany

                             Citizenship:  German
---------------------------- ---------------------------------------------------

       Executive Officers, Directors, Controlling Persons and Trustees of
                         Deutsche Bank Securities Inc.

        Deutsche Bank Securities Inc. (DBSI) is registered with the SEC as a broker-dealer and is a member of the NASD, SIPC, NYSE, and a number of other securities self-regulatory organizations. In addition, DBSI is registered with the CFTC as a futures commission merchant and is a member of the NFA, CME, and several other futures self-regulatory organizations. DBSI is headquartered in New York City and offers a full range of broker-dealer services, including sales and trading expertise in equity and fixed income securities, derivatives and structured products, portfolio trading, prime brokerage services, and research. DBSI also assists investment banking clients with public and private offerings in the equity and debt capital markets, and provides advisory services in strategic areas such as mergers, acquisitions, and corporate restructurings.

--------------------------------------------------------------------------------
Name                         PRESENT PRINCIPAL OCCUPATION OR EMPLOYEMENT
                             BUSINESS ADDRESS
                             CITIZENSHIP
--------------------------------------------------------------------------------
Mr. Seth Waugh               Member of the Board of Directors, Chairman,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------
Mr. Stuart Clarke            Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  UK-British
--------------------------------------------------------------------------------
Mr. Thomas Gahan             Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------
Mr. Robert Karofsky          Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------
Mr. Mark Pfeffer             Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------
Mr. Philip Weingord          Member of the Board of Directors,
                             Deutsche Bank Securities

                             60 Wall Street
                             New York, New York, 10005

                             Citizenship:  US
--------------------------------------------------------------------------------

                        Schedule 2 - 60 Day Trade History
                                Deutsche Bank AG

Date              Buy/Sell            Quantiy               Price
--------------------------------------------------------------------------------
09/05/06          S                   1,600                 47.44
--------------------------------------------------------------------------------
09/06/06          B                   1,000                 47.11
--------------------------------------------------------------------------------
09/13/06          B                   100                   47.01
--------------------------------------------------------------------------------
09/14/06          S                   100                   46.14
--------------------------------------------------------------------------------
09/15/06          S                   300                   46.81
--------------------------------------------------------------------------------
09/15/06          S                   2,600                 46.52
--------------------------------------------------------------------------------
09/18/06          B                   1,100                 46.98
--------------------------------------------------------------------------------
09/18/06          B                   6,800                 47.08
--------------------------------------------------------------------------------
09/18/06          S                   300                   46.71
--------------------------------------------------------------------------------
09/18/06          S                   200                   46.70
--------------------------------------------------------------------------------
09/18/06          B                   6,900                 46.89
--------------------------------------------------------------------------------
09/19/06          B                   200                   47.42
--------------------------------------------------------------------------------
09/19/06          S                   600                   47.27
--------------------------------------------------------------------------------
09/19/06          B                   34,550                47.37
--------------------------------------------------------------------------------
09/19/06          B                   200                   47.18
--------------------------------------------------------------------------------
09/19/06          S                   100                   47.34
--------------------------------------------------------------------------------
09/19/06          S                   7,100                 47.14
--------------------------------------------------------------------------------
09/20/06          S                   200                   47.40
--------------------------------------------------------------------------------
09/20/06          B                   400                   47.44
--------------------------------------------------------------------------------
09/20/06          S                   100                   47.22
--------------------------------------------------------------------------------
09/20/06          B                   200                   47.62
--------------------------------------------------------------------------------
09/20/06          S                   5,400                 47.39
--------------------------------------------------------------------------------
09/21/06          B                   340                   47.67
--------------------------------------------------------------------------------
09/21/06          B                   200                   47.65
--------------------------------------------------------------------------------
09/21/06          B                   5,700                 47.74
--------------------------------------------------------------------------------
09/21/06          S                   2,300                 47.57
--------------------------------------------------------------------------------
09/22/06          S                   300                   47.61
--------------------------------------------------------------------------------
09/22/06          B                   1,200                 47.71
--------------------------------------------------------------------------------
09/22/06          S                   14,900                47.57
--------------------------------------------------------------------------------
09/25/06          B                   100                   47.45
--------------------------------------------------------------------------------
09/25/06          B                   2,300                 47.54
--------------------------------------------------------------------------------
09/25/06          S                   2,900                 47.48
--------------------------------------------------------------------------------
09/26/06          B                   500                   47.66
--------------------------------------------------------------------------------
09/26/06          B                   300                   47.72
--------------------------------------------------------------------------------
09/26/06          S                   5,400                 47.58
--------------------------------------------------------------------------------
09/27/06          B                   3,200                 47.73
--------------------------------------------------------------------------------
09/27/06          B                   100                   47.90
--------------------------------------------------------------------------------
09/27/06          B                   900                   47.80
--------------------------------------------------------------------------------
09/27/06          S                   4,300                 47.67
--------------------------------------------------------------------------------
09/28/06          B                   700                   47.79
--------------------------------------------------------------------------------
09/28/06          S                   539                   47.70
--------------------------------------------------------------------------------
09/28/06          B                   400                   47.80
--------------------------------------------------------------------------------
09/28/06          S                   100                   47.77
--------------------------------------------------------------------------------
09/28/06          B                   1,100                 47.72
--------------------------------------------------------------------------------
09/28/06          S                   4,600                 47.68
--------------------------------------------------------------------------------
09/29/06          B                   539                   47.64
--------------------------------------------------------------------------------
09/29/06          B                   400                   47.77
--------------------------------------------------------------------------------
09/29/06          B                   6,300                 47.80
--------------------------------------------------------------------------------
09/29/06          S                   1,400                 47.68
--------------------------------------------------------------------------------
10/02/06          B                   100                   47.01
--------------------------------------------------------------------------------
10/02/06          S                   1,500                 47.28
--------------------------------------------------------------------------------
10/02/06          S                   500                   47.27
--------------------------------------------------------------------------------
10/02/06          B                   500                   46.77
--------------------------------------------------------------------------------
10/02/06          S                   6,900                 47.24
--------------------------------------------------------------------------------
10/03/06          B                   200                   47.39
--------------------------------------------------------------------------------
10/03/06          S                   700                   47.43
--------------------------------------------------------------------------------
10/03/06          B                   200                   47.57
--------------------------------------------------------------------------------
10/03/06          S                   100                   47.38
--------------------------------------------------------------------------------
10/03/06          B                   2,000                 47.36
--------------------------------------------------------------------------------
10/03/06          S                   7,400                 47.14
--------------------------------------------------------------------------------
10/04/06          S                   50,000                48.25
--------------------------------------------------------------------------------
10/04/06          B                   700                   48.37
--------------------------------------------------------------------------------
10/04/06          B                   800                   48.38
--------------------------------------------------------------------------------
10/04/06          S                   100                   48.33
--------------------------------------------------------------------------------
10/04/06          B                   700                   48.33
--------------------------------------------------------------------------------
10/04/06          S                   100                   48.40
--------------------------------------------------------------------------------
10/04/06          B                   29,700                48.39
--------------------------------------------------------------------------------
10/04/06          S                   200                   48.33
--------------------------------------------------------------------------------
10/05/06          B                   1,800                 48.31
--------------------------------------------------------------------------------
10/05/06          B                   600                   48.35
--------------------------------------------------------------------------------
10/05/06          B                   10,600                48.30
--------------------------------------------------------------------------------
10/05/06          S                   400                   48.22
--------------------------------------------------------------------------------
10/06/06          B                   50,000                47.90
--------------------------------------------------------------------------------
10/06/06          B                   200                   48.02
--------------------------------------------------------------------------------
10/06/06          B                   600                   48.10
--------------------------------------------------------------------------------
10/06/06          B                   2,200                 48.13
--------------------------------------------------------------------------------
10/06/06          S                   5,700                 48.00
--------------------------------------------------------------------------------
10/09/06          B                   40,000                47.25
--------------------------------------------------------------------------------
10/09/06          B                   1,200                 47.40
--------------------------------------------------------------------------------
10/09/06          S                   100                   47.86
--------------------------------------------------------------------------------
10/09/06          B                   5,600                 47.35
--------------------------------------------------------------------------------
10/09/06          S                   1,300                 47.77
--------------------------------------------------------------------------------
10/10/06          B                   50,000                46.97
--------------------------------------------------------------------------------
10/10/06          B                   50,000                46.83
--------------------------------------------------------------------------------
10/10/06          B                   400                   47.08
--------------------------------------------------------------------------------
10/10/06          S                   200                   47.24
--------------------------------------------------------------------------------
10/10/06          B                   500                   47.36
--------------------------------------------------------------------------------
10/10/06          B                   400                   47.30
--------------------------------------------------------------------------------
10/10/06          B                   700                   47.28
--------------------------------------------------------------------------------
10/10/06          S                   3,500                 47.05
--------------------------------------------------------------------------------
10/11/06          B                   30,000                46.24
--------------------------------------------------------------------------------
10/11/06          B                   100                   46.85
--------------------------------------------------------------------------------
10/11/06          S                   300                   46.87
--------------------------------------------------------------------------------
10/11/06          B                   300                   46.71
--------------------------------------------------------------------------------
10/11/06          S                   200                   46.70
--------------------------------------------------------------------------------
10/11/06          B                   400                   46.60
--------------------------------------------------------------------------------
10/11/06          S                   8,800                 46.78
--------------------------------------------------------------------------------
10/12/06          S                   100                   46.64
--------------------------------------------------------------------------------
10/12/06          B                   1,100                 46.68
--------------------------------------------------------------------------------
10/12/06          B                   5,600                 46.66
--------------------------------------------------------------------------------
10/13/06          B                   2,200                 46.73
--------------------------------------------------------------------------------
10/13/06          B                   200                   46.81
--------------------------------------------------------------------------------
10/13/06          S                   9,200                 46.80
--------------------------------------------------------------------------------
10/16/06          B                   2,800                 47.09
--------------------------------------------------------------------------------
10/16/06          B                   200                   47.09
--------------------------------------------------------------------------------
10/16/06          S                   2,200                 47.10
--------------------------------------------------------------------------------
10/16/06          B                   15,700                47.09
--------------------------------------------------------------------------------
10/17/06          S                   500                   46.95
--------------------------------------------------------------------------------
10/17/06          S                   200                   46.99
--------------------------------------------------------------------------------
10/17/06          B                   900                   47.11
--------------------------------------------------------------------------------
10/17/06          S                   6,800                 46.98
--------------------------------------------------------------------------------
10/19/06          S                   100                   46.67
--------------------------------------------------------------------------------
10/19/06          S                   200                   46.62
--------------------------------------------------------------------------------
10/19/06          B                   20,000                46.20
--------------------------------------------------------------------------------
10/19/06          B                   2,500                 46.77
--------------------------------------------------------------------------------
10/19/06          B                   3,500                 46.73
--------------------------------------------------------------------------------
10/19/06          S                   100                   46.83
--------------------------------------------------------------------------------
10/19/06          B                   100                   46.69
--------------------------------------------------------------------------------
10/19/06          B                   300                   46.51
--------------------------------------------------------------------------------
10/19/06          S                   4,200                 46.70
--------------------------------------------------------------------------------
10/19/06          B                   1,200                 46.07
--------------------------------------------------------------------------------
10/19/06          S                   4,300                 46.55
--------------------------------------------------------------------------------
10/20/06          S                   25,000                45.21
--------------------------------------------------------------------------------
10/20/06          B                   125,000               45.55
--------------------------------------------------------------------------------
10/20/06          B                   100                   45.56
--------------------------------------------------------------------------------
10/20/06          S                   100                   46.05
--------------------------------------------------------------------------------
10/20/06          B                   300                   46.01
--------------------------------------------------------------------------------
10/20/06          S                   200                   45.77
--------------------------------------------------------------------------------
10/20/06          B                   19,400                45.19
--------------------------------------------------------------------------------
10/20/06          S                   800                   46.04
--------------------------------------------------------------------------------
10/23/06          B                   30,000                45.80
--------------------------------------------------------------------------------
10/23/06          B                   1,500                 45.73
--------------------------------------------------------------------------------
10/23/06          S                   800                   45.65
--------------------------------------------------------------------------------
10/23/06          B                   800                   45.87
--------------------------------------------------------------------------------
10/23/06          S                   100                   45.52
--------------------------------------------------------------------------------
10/23/06          B                   500                   45.91
--------------------------------------------------------------------------------
10/23/06          S                   2,000                 45.81
--------------------------------------------------------------------------------
10/24/06          B                   35,000                45.75
--------------------------------------------------------------------------------
10/24/06          B                   2,720                 45.80
--------------------------------------------------------------------------------
10/24/06          B                   200                   45.85
--------------------------------------------------------------------------------
10/24/06          S                   400                   45.83
--------------------------------------------------------------------------------
10/24/06          S                   100                   45.90
--------------------------------------------------------------------------------
10/24/06          B                   5,500                 45.65
--------------------------------------------------------------------------------
10/24/06          S                   800                   45.80
--------------------------------------------------------------------------------
10/25/06          B                   400                   45.73
--------------------------------------------------------------------------------
10/25/06          B                   1,100                 45.93
--------------------------------------------------------------------------------
10/25/06          S                   700                   45.66
--------------------------------------------------------------------------------
10/25/06          B                   1,000                 45.84
--------------------------------------------------------------------------------
10/25/06          S                   300                   45.76
--------------------------------------------------------------------------------
10/25/06          B                   3,800                 45.79
--------------------------------------------------------------------------------
10/25/06          S                   1,000                 45.85
--------------------------------------------------------------------------------
10/26/06          B                   700                   45.99
--------------------------------------------------------------------------------
10/26/06          S                   100                   45.75
--------------------------------------------------------------------------------
10/26/06          B                   200                   46.07
--------------------------------------------------------------------------------
10/26/06          B                   7,300                 45.97
--------------------------------------------------------------------------------
10/26/06          S                   2,000                 45.46
--------------------------------------------------------------------------------
10/27/06          S                   300                   45.34
--------------------------------------------------------------------------------
10/27/06          B                   100                   45.58
--------------------------------------------------------------------------------
10/27/06          S                   100                   45.46
--------------------------------------------------------------------------------
10/30/06          B                   4                     45.01
--------------------------------------------------------------------------------
10/30/06          B                   100                   45.00
--------------------------------------------------------------------------------
10/30/06          S                   100                   45.01
--------------------------------------------------------------------------------
10/30/06          S                   200                   45.10
--------------------------------------------------------------------------------
10/30/06          S                   100                   44.86
--------------------------------------------------------------------------------
10/31/06          B                   376                   44.66
--------------------------------------------------------------------------------
10/31/06          S                   500                   44.55
--------------------------------------------------------------------------------
10/31/06          B                   200                   44.99
--------------------------------------------------------------------------------
10/31/06          S                   200                   44.72
--------------------------------------------------------------------------------
10/31/06          B                   100                   45.05
--------------------------------------------------------------------------------
11/01/06          B                   50,000                52.30
--------------------------------------------------------------------------------
11/01/06          B                   75,000                52.19
--------------------------------------------------------------------------------
11/01/06          B                   50,000                45.74
--------------------------------------------------------------------------------
11/01/06          B                   36,000                45.85
--------------------------------------------------------------------------------
11/01/06          S                   400                   52.20
--------------------------------------------------------------------------------
11/01/06          B                   15,900                45.49
--------------------------------------------------------------------------------
11/06/06          B                   550,000               52.01
--------------------------------------------------------------------------------
11/06/06          B                   450,000               52.00
--------------------------------------------------------------------------------
11/09/06          B                   27,300                51.75
--------------------------------------------------------------------------------
11/15/06          B                   1,380                 51.98
----------------- ------------------- --------------------- --------------------

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT


        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the
Common Stock, of Banta   Corporation, and further agrees that this Joint Filing
Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated as of November 22, 2006





                                         DEUTSCHE BANK AG

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Vice President


                                         DEUTSCHE BANK AG

                                         By: /s/ Pasquale Antolino
                                             --------------------------
                                             Name:  Pasquale Antolino
                                             Title: Assistant Vice President


                                         DEUTSCHE BANK SECURITIES INC.

                                         By: /s/ Margaret Adams
                                             --------------------------
                                             Name:  Margaret Adams
                                             Title: Director


                                         DEUTSCHE BANK SECURITIES INC.

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Vice President